UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-30994 CUSIP NUMBER G05 330108

(Check One): [X]  Form 10-K      [   ]  Form 20-F      [   ]  Form 11-K      [   ]  Form 10-Q      [   ]  Form N-SAR

For Period Ended:	December 31, 2001
[ ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Asia Global Crossing Ltd.

Full Name of Registrant

Former Name if Applicable

Wessex House, 45 Reid Street

Address of Principal Executive Office (Street and Number)

Hamilton, Bermuda HM12

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our majority shareholder, Global Crossing, is currently under an investigation by the Securities and Exchange Commission with respect to allegations by a former employee of Global Crossing that the accounting for and disclosure of certain transactions entered into by Global Crossing and Asia Global Crossing (the “Company”) have been improper. The Audit Committee of the Company’s board of directors has engaged external counsel for the purpose of investigating issues raised by these allegations so far as they concern the Company.

Currently, these investigations are still pending. Our independent public accountants, Arthur Andersen LLP (“Andersen”) has stated that it will not be in a position to deliver an audit report with respect to the Company’s financial statements for the year ended December 31, 2001 until both the investigation by the Company's Audit Committee and the investigation of Global Crossing by the Securities and Exchange Commission are completed. The Company cannot control the scope or timing of such investigations. In addition, due to these pending investigations, the Company has not finalized its 2001 consolidated financial statements. Until these investigations are completed, the Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stefan C. Riesenfeld, Chief Financial Officer	(310)	385-3760

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record a more significant net loss in the current fiscal year ended December 31, 2001 than in the fiscal year ended December 31, 2000. This anticipated decline of net earnings is primarily due to impairment charges of certain intangibles and goodwill aggregating approximately $232.6 million and an anticipated significant impairment write-down of our Pacific Crossing 1 trans-Pacific system, which had a carrying value of approximately $1.2 billion as of December 31, 2001.

A reasonable estimate of the final 2001 results cannot be made at this time because the Company has not finished conducting the review of its consolidated financial statements as set forth in the response to Part III.

Asia Global Crossing Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2002	By	/s/ Stefan C. Riesenfeld

Stefan C. Riesenfeld Chief Financial Officer